NEWS RELEASE
Contact: Chuck Provini
585.286.9180
Info@NatcoreSolar.com

Natcore Technology announces private placement

Rochester, NY — June 22, 2016) — Natcore Technology Inc. (TSX-V: NXT; NTCXF.PK) is pleased to announce it intends to raise up to $400,000 via a non-brokered private placement.

The placement involves the sale of up to 1,000,000 units at a price of $0.40 per Unit for aggregate gross proceeds of $400,000. Each unit comprises one common share and one share purchase warrant. Each warrant will entitle the holder to purchase a further common share at $0.55 for a period of three years from closing. The common shares have been registered in the United States pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission and granted effective on June 22, 2016.

Finder’s fees may be payable on all or portion of the financing. Proceeds of the placement will be applied further development of the Company’s technologies and general working capital. The completion of the placement is subject to regulatory approval, including the approval of the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.